Exhibit 21.1

Subsidiaries of BTC Digital Ltd.

Name of Subsidiary	Jurisdiction of Organization
Meten International Education Group	Cayman Islands
Meta Path Investing Holding Company	Cayman Islands
Meten Service USA Corp.	California
EdtechX Holdings Acquisition Corp.	Delaware
Met Chain Investing Holding Company Ltd	British Virgin Islands
METEN BLOCK CHAIN LLC	Delaware
Meten Education Investment Limited	British Virgin Islands
Meten Education (Hong Kong) Limited	Hong Kong
Likeshuo Education Investment Limited	British Virgin Islands
Likeshuo Education (Hong Kong) Limited	Hong Kong